SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Molekule Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

007744105
(CUSIP Number)

January 12, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 007744105	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uncork Plus II, L.P. (“Uncork Plus II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
360,098 shares, except that Uncork Plus II GP, L.L.C. (“Uncork Plus II GP”), the general partner of Uncork Plus II, may be deemed to have sole power to vote these shares, and Jean-Francois Clavier (“Clavier”) and Andrew McLoughlin (“McLoughlin”), the managing members of Uncork Plus II GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
360,098 shares, except that Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to dispose of these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC IV, L.P. (“SoftTech IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,044,584 shares, except that SoftTech VC IV, L.L.C. (“SoftTech IV GP”), the general partner of SoftTech IV, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,044,584 shares, except that SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.43%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC Plus, L.P. (“SoftTech Plus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
298,142 shares, except that SoftTech VC Plus, L.L.C. (“SoftTech Plus GP”), the general partner of SoftTech Plus, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
298,142 shares, except that SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.98%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uncork Plus II GP, L.L.C. (“Uncork Plus II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to vote these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

360,098 shares, of which 360,098 are directly owned by Uncork Plus II. Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to dispose of these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC IV, L.L.C. (“SoftTech IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,044,584 shares, of which 1,044,584 are directly owned by SoftTech IV. SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,044,584 shares, of which 1,044,584 are directly owned by SoftTech IV. SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.43%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC Plus, L.L.C. (“SoftTech Plus GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
298,142 shares, of which 298,142 are directly owned by SoftTech Plus. SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

298,142 shares, of which 298,142 are directly owned by SoftTech Plus. SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.98%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS Jean-Francois Clavier (“Clavier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,342,726 shares, of which 1,044,584 are directly owned by SoftTech IV and 298,142 are directly owned by SoftTech Plus. Clavier is a managing member of SoftTech IV GP, the general partner of SoftTech IV and SoftTech Plus GP, the general partner of SoftTech Plus, and may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER
360,098 shares, which are directly owned by Uncork Plus II. Clavier is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
1,342,726 shares, of which 1,044,584 are directly owned by SoftTech IV and 298,142 are directly owned by SoftTech Plus. Clavier is a managing member of SoftTech IV GP, the general partner of SoftTech IV and SoftTech Plus GP, the general partner of SoftTech Plus, and may be deemed to have sole power to dispose of these shares.
8

SHARED DISPOSITIVE POWER
360,098 shares, which are directly owned by Uncork Plus II. Clavier is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.60%[2]
12	TYPE OF REPORTING PERSON* IN

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 9 of 17

1	NAME OF REPORTING PERSONS Andrew McLoughlin (“McLoughlin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. McLoughlin is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. McLoughlin is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18%[1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported by the Issuer in its Form S-3 filed on January 13, 2023.

CUSIP NO. 007744105	13 G	Page 10 of 17

ITEM 1(A).	NAME OF ISSUER

Molekule Group, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10455 Riverside Drive

Palm Beach Gardens, FL 33410

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by SoftTech VC IV, L.P., a Delaware limited partnership (“SoftTech IV”), SoftTech VC Plus L.P., a Delaware limited partnership (“SoftTech Plus”), Uncork Plus II, L.P., a Delaware limited partnership (“Uncork Plus II”), SoftTech VC IV, L.L.C., a Delaware limited liability company (“SoftTech IV GP”), SoftTech VC Plus, L.L.C., a Delaware limited liability company (“SoftTech Plus GP”), Uncork Plus II GP, L.L.C., a Delaware limited liability company (“Uncork Plus II GP”), Jean-Francois Clavier (“Clavier”) and Andrew McLoughlin (“McLoughlin”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SoftTech IV GP is the general partner of SoftTech IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SoftTech IV. Clavier is the managing member of SoftTech IV GP and may be deemed to have sole power to vote and power to dispose of shares of the issuer directly owned by SoftTech IV.

SoftTech Plus GP is the general partner of SoftTech Plus and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SoftTech Plus. Clavier is the managing member of SoftTech Plus GP and may be deemed to have sole power to vote and power to dispose of shares of the issuer directly owned by SoftTech Plus.

Uncork Plus II GP is the general partner of Uncork Plus II and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Uncork Plus II. Clavier and McLoughlin are managing members of Uncork Plus II GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Uncork Plus II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Jean-Francois Clavier

500 2nd Street Floor 3

San Francisco, California 94107

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.01 par value

ITEM 2(E)	CUSIP NUMBER

007744105

ITEM 3.	Not Applicable.

CUSIP NO. 007744105	13 G	Page 11 of 17

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of January 12, 2023.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of SoftTech IV, SoftTech Plus, and Uncork Plus II and the limited liability company agreements of SoftTech IV GP, SoftTech Plus GP and Uncork Plus II GP, the general partners and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 007744105	13 G	Page 12 of 17

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 007744105	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

Uncork Plus II, L.P.

By: Uncork Plus II GP, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Uncork Plus II GP, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.P.

By: SoftTech VC IV, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.P.

By: SoftTech VC Plus, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Jean-Francois Clavier

/s/ Jean-Francois Clavier
Jean-Francois Clavier

CUSIP NO. 007744105	13 G	Page 14 of 17

Andrew McLoughlin

/s/ Andrew McLoughlin
Andrew McLoughlin

CUSIP NO. 007744105	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 007744105	13 G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Molekule Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: January 20, 2023

Uncork Plus II, L.P.

By: Uncork Plus II GP, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Uncork Plus II GP, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.P.

By: SoftTech VC IV, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.P.

By: SoftTech VC Plus, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Jean-Francois Clavier

/s/ Jean-Francois Clavier
Jean-Francois Clavier

CUSIP NO. 007744105	13 G	Page 17 of 17

Andrew McLoughlin

/s/ Andrew McLoughlin
Andrew McLoughlin